SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)*
Castle Brands Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
148435100

(CUSIP Number)
Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
Telephone: (305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 20, 2008

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	148435100	13D/A	Page	2	of	11

1	NAMES OF REPORTING PERSONS Phillip Frost, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		648,526(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,911,141(2)(3)(4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		648,526(1)

WITH	10	SHARED DISPOSITIVE POWER

27,911,141(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,559,667(1)(2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.2%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Includes vested warrants and options to purchase 48,750 Common Shares (as defined herein).

(2)	Includes 18,170,151 Common Shares to be issued upon the conversion of 508,764 shares of Series A Convertible Preferred Stock of the Issuer held by the Gamma Trust (as defined herein).

(3)	Includes 9,370,790 Common Shares to be issued upon the conversion of 262,382 shares of Series A Convertible Preferred Stock of the Issuer held by the Nevada Trust (as defined herein).

(4)	Includes vested warrants to purchase 162,000 Common Shares held by the Nevada Trust.

(5)	The calculation of the percentage is based on (i) 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, (ii) 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Convertible Preferred Stock of the Issuer issued in connection with the transaction described in Item 4 of this Amendment, (iii) 48,750 Common Shares to be issued upon the exercise of vested warrants and options held by the Reporting Person, and (iv) 162,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

CUSIP No.	148435100	13D/A	Page	3	of	11

1	NAMES OF REPORTING PERSONS Frost Gamma Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,378,351(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

18,378,351(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,378,351(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	Includes 18,170,151 Common Shares to be issued upon the conversion of 508,764 shares of Series A Convertible Preferred Stock of the Issuer.

(2)	The calculation of the percentage is based on 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Convertible Preferred Stock of the Issuer issued in connection with the transaction described in Item 4 of this Amendment.

CUSIP No.	148435100	13D/A	Page	4	of	11

1	NAMES OF REPORTING PERSONS Frost Nevada Investments Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,532,790(1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

9,532,790(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,532,790(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	Includes 9,370,790 Common Shares to be issued upon the conversion of 262,382 shares of Series A Convertible Preferred Stock of the Issuer.

(2)	Includes vested warrants to purchase 162,000 Common Shares.

(3)	The calculation of the percentage is based on (i) 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, (ii) 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Convertible Preferred Stock of the Issuer issued in connection with the transaction described in Item 4 of this Amendment, and (iii) 162,000 Common Shares to be issued upon the exercise of vested warrants held by the Reporting Person.

CUSIP No.	148435100	13D/A	Page	5	of	11
SCHEDULE 13D/A
AMENDMENT NO. 1 TO SCHEDULE 13D
     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Phillip Frost, M.D., an individual (“Frost”), Frost Gamma Investments Trust, a trust organized under the laws of Florida (the “Gamma Trust”), and Frost Nevada Investments Trust, a trust organized under the laws of Florida (the “Nevada Trust”, and together with the Gamma Trust, the “Trusts”; and the Trusts, together with Frost, each a “Reporting Person” and together the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2008 with respect to the common stock, par value $0.01 per share (the “Common Shares”), of Castle Brands Inc., a Delaware corporation (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following:
     The source of funds for the acquisition of 397,200 shares of Series A Convertible Preferred Stock of the Issuer (the “Series A Preferred Stock”) acquired by the Gamma Trust on October 20, 2008 for $4,965,000 pursuant to the Purchase Agreement (as defined herein) was from the working capital of the Gamma Trust.
     The source of funds for the acquisition of 111,564 shares of Series A Preferred Stock acquired by the Gamma Trust on October 20, 2008 pursuant to the conversion of $1,350,000, plus accrued interest, of the 9% senior secured notes of the Issuer, due May 31, 2009, which were acquired by the Gamma Trust concurrent with the Closing (as defined herein), was from the working capital of the Gamma Trust.
     The source of funds for the acquisition of 262,382 shares of Series A Preferred Stock acquired by the Nevada Trust on October 20, 2008 was from the conversion of $3,175,000, plus accrued interest, of the 9% senior secured notes of the Issuer, due May 31, 2009, which had previously been acquired with funds from the working capital of the Nevada Trust.
     The Gamma Trust acquired an aggregate of 132,800 Common Shares for investment purposes in the open market transactions listed in the table below. The source of funds used in all of the open market transactions was from the working capital of Gamma Trust.

	Number of Common
Date	Shares Purchased	Price Per Share
October 13, 2008	9,800	$0.1899
October 13, 2008	5,400	$0.19
October 13, 2008	100	$0.23
October 13, 2008	7,100	$0.24
October 13, 2008	3,000	$0.25
October 14, 2008	54,000	$0.27
October 17, 2008	6,800	$0.26
October 17, 2008	22,050	$0.27
October 17, 2008	3,400	$0.28
October 17, 2008	1,200	$0.285
October 17, 2008	8,666	$0.29
October 17, 2008	7,884	$0.30
October 20, 2008	3,400	$0.27

CUSIP No.	148435100	13D/A	Page	6	of	11
Item 4. Purpose of Transaction
     Item 4 is hereby deleted in its entirety and replaced with the following:
     On October 11, 2008, the Issuer entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) with each of the Gamma Trust, Vector Group Ltd., I.L.A.R. S.p.A., Halpryn Group IV, LLC, Lafferty Limited, Jacqueline Simkin Trust As Amended and Restated 12/16/2003, Hsu Gamma Investment, L.P., MZ Trading LLC and Richard J. Lampen (collectively, the “Purchasers” and collectively, without the Gamma Trust, the “Other Purchasers”), providing for the issuance and sale of $15,000,000 (the “Purchase Price”) of the Series A Preferred Stock, an aggregate of 1,200,000 shares, at a purchase price of $12.50 per share (which is, in effect upon conversion, $0.35 per Common Share). Each share of Series A Preferred Stock will, as described below, be automatically converted into Common Shares at a rate of 35.7143 Common Shares for each share of Series A Preferred Stock, subject to adjustment as set forth in the Certificate of Designation of the Series A Preferred Stock (the “Certificate of Designation”). The closing of the transactions contemplated by the Purchase Agreement (the “Closing”) occurred on Monday, October 20, 2008. The issuance of the shares of Series A Preferred Stock was made pursuant to Section 4(2) of the Securities Act of 1933, as amended.
Board Composition. In connection with and as required by the Purchase Agreement, upon execution of the Purchase Agreement, four of the Issuer’s nine directors, Keith Bellinger, Colm Leen, Kevin Tighe and Robert Flanagan, resigned and the remaining five members of the Board of Directors of the Issuer (the “Board”) appointed four directors designated by the Purchasers, Dr. Frost, Glenn Halpryn, Richard J. Lampen and Micaela Pallini, to serve on the Board to fill such vacancies.
Management. In connection with the transaction, effective October 11, 2008, the Board appointed new management to replace Donald L. Marsh, who had acted as the Issuer’s President and Chief Operating Officer. Mr. Lampen was appointed to serve as the Issuer’s interim President and Chief Executive Officer, and John Glover, the Issuer’s Senior Vice President — Marketing, was promoted to the position of Chief Operating Officer of US Operations.
Stockholder Meeting. As provided by the Purchase Agreement, the Issuer’s stockholders will be asked to vote on the following at a special meeting that will be held on a date to be announced by the Issuer:
•	amendments to the Issuer’s charter to increase the authorized shares of the Issuer to 250,000,000 shares, 225,000,000 shares of which will be designated as Common Shares and 25,000,000 shares of which will be designated as preferred stock, and to permit stockholders to act by written consent and

•	the election of a to be determined number of directors designated by the Purchasers who purchased a majority of the shares under the Purchase Agreement as the sole directors comprising the Board.
Conversion of Series A Preferred Stock. As part of each Purchaser’s agreement with the Issuer, each Purchaser will vote in favor of the foregoing proposals. After the amendment to the Issuer’s charter to increase its authorized shares is approved by stockholders, each outstanding share of Series A Preferred Stock will be automatically converted into 35.7143 Common Shares.

CUSIP No.	148435100	13D/A	Page	7	of	11
Conversion and/or Amendment of Notes. Concurrently with the Closing, (a) all of the Issuer’s 6% convertible notes, in the principal amount of $9 million, due March 1, 2010, plus accrued interest, were converted into shares of Series A Preferred Stock at a per share price of $23.21 (which is, in effect upon conversion, $0.65 per Common Share) and (b) substantially all of the outstanding principal of the Issuer’s 9% senior secured notes, in the principal amount of $10 million, due May 31, 2009, plus accrued interest, were converted into shares of Series A Preferred Stock at a per share price of $12.50 (which is, in effect upon conversion, $0.35 per Common Share), and the remaining unconverted notes (in the principal amount of $300,000) were amended so that, among other things, (i) the maturity date was extended to May 31, 2014, (ii) the interest rate was reduced to 3%, payable at maturity, and (iii) the security interest in the collateral of the Issuer will be terminated. Following the Closing, holders of Series A Preferred Stock (comprised of the Purchasers and the converting note holders, many of which were stockholders of the Issuer prior to the transactions contemplated by the Purchase Agreement) own, excluding their prior ownership, approximately 85% of the Common Shares on an as-converted basis.
Representations and Warranties; Covenants. The Purchase Agreement contains customary representations and warranties by the Issuer and each of the Purchasers. The Purchase Agreement also contains customary covenants and agreements, including with respect to the operation of the business of the Issuer and its subsidiaries between signing and the conversion of the Series A Preferred Stock, governmental filings and approvals, public disclosures and similar matters. Until the conversion of the Series A Preferred Stock into Common Shares, the Issuer must conduct its business in the ordinary course and use its best efforts to preserve its business organization and significant business relationships. In addition, the Issuer cannot (except in certain cases in the ordinary course and consistent with past practice) take a number of specified actions that are customarily prohibited pending a closing.
Indemnification. The Issuer must indemnify each Purchaser against losses relating to (i) any breach of the Issuer’s representations or covenants or (ii) any claim brought against the Purchasers by a third party, arising out of or resulting from the execution, delivery, performance or enforcement of the transaction documents or the status of the Purchasers as holders of the Issuer’s shares. No Purchaser will be entitled to indemnification unless the amount of loss exceeds $50,000, and the Issuer’s maximum liability will not exceed the Purchase Price.
Fees and Expenses. The Issuer must pay the Purchasers’ expenses incurred in connection with the transactions contemplated by the Purchase Agreement.
Termination of Credit Agreement. In connection with the transactions contemplated by the Purchase Agreement, the Credit Agreement, dated October 22, 2007, by and between the Issuer and the Nevada Trust (the “Frost Credit Agreement”), was terminated. The terms of the Frost Credit Agreement enabled the Issuer to borrow up to $5.0 million. As of the execution of the Purchase Agreement, no amounts were outstanding under the Frost Credit Agreement. The Frost Credit Agreement was terminated in partial consideration of the Purchasers’ execution and delivery of the Purchase Agreement and the performance of the transactions contemplated thereby.
Certificate of Designation. The Certificate of Designation, which was filed with and accepted by the Secretary of State of the State of Delaware on October 9, 2008, establishes the rights, designations, preferences, qualifications, privileges, limitations and restrictions of the Series A Preferred Stock.
Dividends. Dividends may be paid on the Common Shares only if dividends are paid on the Series A Preferred Stock in an amount for each such share of Series A Preferred Stock equal to or greater than the aggregate amount of such dividends for all shares of the Common Shares into which each such share of Series A Preferred Stock could then be converted.

CUSIP No.	148435100	13D/A	Page	8	of	11
Preference on Liquidation. In the event of any liquidation, dissolution or winding-up of the Issuer, the assets of the Issuer available for distribution to stockholders will be distributed as follows:
•	First, the holders of the Series A Preferred Stock will be entitled to receive, before any payment is made to holders of the Common Shares or any other junior securities, $0.01 per share of Series A Preferred Stock.

•	If the foregoing is insufficient to permit the payment to such holders of the full preferential amounts described above, then all of the Issuer’s assets will be distributed ratably among the holders of the Series A Preferred Stock in proportion to the amount of such Series A Preferred Stock owned by each such holder.

•	After paying in full the preferential amounts due the holders of Series A Preferred Stock, the remaining assets of the Issuer, if any, will be distributed among the holders of the shares of Series A Preferred Stock and Common Shares, pro rata based on the number of shares held by each such holder, on an as-converted basis.
Voting. Holders of shares of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the Issuer’s stockholders on an as-converted basis. Except as otherwise required by law, the holders of shares of Series A Preferred Stock and Common Shares will vote together as a single class, and not as separate classes.
Automatic Conversion. Each share of Series A Preferred Stock will automatically be converted into Common Shares, at the then effective conversion rate, upon the filing of an amendment to the Issuer’s charter, which, once effective, makes available a sufficient number of authorized but unissued and unreserved Common Shares to permit all then outstanding shares of Series A Preferred Stock to be converted. The conversion rate is 35.7143 Common Shares for each share of Series A Preferred Stock, and is subject to customary adjustment for dilutive issuances.
The number of shares of Series A Preferred Stock purchased by each Purchaser and the Purchase Price paid by such Purchaser are set forth in the table below.

		% of Total	% of
	# of Shares of	Shares under	Common
	Series A	Purchase	Shares As-	Purchase
Name	Preferred Stock	Agreement	Converted(1)	Price
Gamma Trust	397,200	33.10%	14.04%	$4,965,000
Vector Group Ltd.	320,000	26.67%	11.31%	$4,000,000
I.L.A.R. S.p.A.	240,000	20.00%	8.48%	$3,000,000
Halpryn Group IV, LLC	80,000	6.67%	2.83%	$1,000,000
Lafferty Ltd.	80,000	6.67%	2.83%	$1,000,000
Jacqueline Simkin Trust As Amended and Restated 12/16/2003	40,000	3.33%	1.41%	$500,000
Hsu Gamma Investment, L.P.	40,000	3.33%	1.41%	$500,000
MZ Trading LLC	1,400	0.12%	0.05%	$17,500
Richard J. Lampen	1,400	0.12%	0.05%	$17,500
Total:	1,200,000	100%	42.42%	$15,000,000

(1)	The calculation of the percentage is based on 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Convertible Preferred Stock of the Issuer issued in connection with the transaction described in this Item 4.

CUSIP No.	148435100	13D/A	Page	9	of	11
     The foregoing description of each of the Purchase Agreement and the Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement and the Certificate of Designation, as applicable, copies of which are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated in this report by reference.
Item 5. Interest in Securities of the Issuer
     (a) and (b) Items 5(a) and 5(b) are hereby deleted in their entirety and replaced with the following:
     The Reporting Persons beneficially own Common Shares as follows:

	Number of	Sole or Shared	Sole or Shared	% of Total
Name	Common Shares	Voting	Dispositive	Outstanding
Phillip Frost, M.D.	648,526(1)	Sole	Sole	.64%(2)
	27,911,141(3)(4)(5)	Shared(6)(7)	Shared(6)(7)	27.58%(8)
Total:	28,559,667(3)(4)(5)			28.21%(9)

Frost Gamma Investments Trust	18,378,351(3)	Shared(6)	Shared(6)	18.19%(2)

Frost Nevada Investments Trust	9,532,790(4)(5)	Shared(7)	Shared(7)	9.42%(8)

(1)	Includes vested warrants and options to purchase 48,750 Common Shares.

(2)	The calculation of the percentage is based on (i) 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, and (ii) 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Preferred Stock issued in connection with the transaction described in Item 4 of this Amendment.

(3)	Includes 18,170,151 Common Shares to be issued upon the conversion of 508,764 shares of Series A Preferred Stock held by the Gamma Trust.

(4)	Includes 9,370,790 Common Shares to be issued upon the conversion of 262,382 shares of Series A Preferred Stock held by the Nevada Trust.

(5)	Includes vested warrants to purchase 162,000 Common Shares held by the Nevada Trust.

(6)	Frost is the sole trustee of the Gamma Trust and may be deemed to share beneficial ownership of the securities held by the Gamma Trust with the Gamma Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Gamma Trust. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(7)	Frost is the sole trustee of the Nevada Trust and may be deemed to share beneficial ownership of the securities held by the Nevada Trust with the Nevada Trust. Frost-Nevada Limited Partnership is the sole and exclusive beneficiary of the Nevada Trust. Frost is one of five limited partners of Frost-Nevada Limited Partnership and the sole shareholder of Frost-Nevada Corporation, the sole general partner of Frost-Nevada Limited Partnership.

(8)	The calculation of the percentage is based on (i) 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, (ii) 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Preferred Stock issued in connection with the transaction described in Item 4 of this Amendment, and (iii) 162,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

(9)	The calculation of the percentage is based on (i) 15,629,776 Common Shares outstanding as of August 14, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, (ii) 85,403,988 Common Shares to be issued upon the conversion of 2,391,310.72 shares of Series A Preferred Stock issued in connection with the transaction described in Item 4 of this Amendment, (iii) 48,750 Common Shares to be issued upon the exercise of vested warrants and options held by Frost, and (iv) 162,000 Common Shares to be issued upon the exercise of vested warrants held by the Nevada Trust.

CUSIP No.	148435100	13D/A	Page	10	of	11
     There does not exist any agreement between or among the Reporting Persons and any of the Other Purchasers regarding the purchase, disposition, holding or voting of any of the Issuer’s securities. Accordingly, the Reporting Persons disclaim beneficial ownership of the shares of the Issuer’s securities held by each of the Other Purchasers.
     (c) Item 5(c) is hereby deleted in its entirety and replaced with the following:
     On October 20, 2008, the Gamma Trust acquired 397,200 shares of Series A Preferred Stock from the Issuer pursuant to the Purchase Agreement at a purchase price of $12.50 per share which is, in effect upon conversion, $0.35 per Common Share.
     Also on October 20, 2008, the Gamma Trust acquired 111,564 shares of Series A Preferred Stock from the Issuer at a purchase price of $12.50 per share which is, in effect upon conversion, $0.35 per Common Share, pursuant to the conversion of $1,350,000, plus accrued interest, of the 9% senior secured notes of the Issuer, due May 31, 2009, which were acquired by the Gamma Trust concurrent with the Closing from a then-current holder.
     On October 20, 2008, the Nevada Trust acquired 262,382 shares of Series A Preferred Stock from the Issuer pursuant to the conversion of $3,175,000, plus accrued interest, of the 9% senior secured notes of the Issuer, due May 31, 2009, at a purchase price of $12.50 per share which is, in effect upon conversion, $0.35 per Common Share.
     In the past sixty days, the Gamma Trust acquired an aggregate of 132,800 Common Shares for investment purposes in the open market transactions listed in the table below.

	Number of Common
Date	Shares Purchased	Price Per Share
October 13, 2008	9,800	$0.1899
October 13, 2008	5,400	$0.19
October 13, 2008	100	$0.23
October 13, 2008	7,100	$0.24
October 13, 2008	3,000	$0.25
October 14, 2008	54,000	$0.27
October 17, 2008	6,800	$0.26
October 17, 2008	22,050	$0.27
October 17, 2008	3,400	$0.28
October 17, 2008	1,200	$0.285
October 17, 2008	8,666	$0.29
October 17, 2008	7,884	$0.30
October 20, 2008	3,400	$0.27

     The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
     Item 7 is hereby deleted in its entirety and replaced with the following:

Exhibit 1	Series A Preferred Stock Purchase Agreement, dated October 11, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on October 14, 2008).

Exhibit 2	Certificate of Designation of Series A Convertible Preferred Stock of Castle Brands Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on October 14, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of October 22, 2008

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

FROST GAMMA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

FROST NEVADA INVESTMENTS TRUST
By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee